09058685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40TH STREET, FOURTH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/20 11

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

*****

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2008

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Leshkowitz & Company LLP

New York, New York
February 24, 2009

MIDDLEGATE SECURITIES, LTD

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	**161,459**
Securities owned, at fair value		**238,955**
Receivable from clearing broker, net		**2,405,596**
Loans receivable from affiliates, including accrued interest of $269,858		**8,359,320**
Due from other related parties		**458,024**
Due from affiliates		**390,235**
Due from stockholder		**10,052**
Prepaid income taxes		**91,325**
Prepaid expenses and other current assets		**455,819**
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $1,237,308		**89,259**
Restricted collateral deposit		**60,000**
Security deposits		**21,759**
Total assets	**$**	**12,741,803**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Retirement plan contributions payable	$	**312,454**
Accrued expenses payable		**215,148**
Deferred rent payable		**212,732**
Security deposits payable		**16,597**
Due to stockholders		**465,472**
Total liabilities		**1,222,403**
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		**400,000**
Retained earnings		**11,119,400**
Total stockholders' equity		**11,519,400**
Total liabilities and stockholders' equity	**$**	**12,741,803**

MIDDLEGATE SECURITIES, LTD

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	9,043,704
Principal transactions		(833,909)
Interest and dividends		1,345,420
Total revenues		9,555,215
Expenses:		
Employee compensation and benefits		4,921,748
Transaction and clearance fees		846,105
Charitable contributions		1,355,511
Other operating expenses		607,550
Rent and utilities		304,893
Professional fees		170,700
Communication and information systems		386,956
Interest expense		1,293
Depreciation and amortization		70,400
Total expenses		8,665,156
Income before provision for income taxes		890,059
Provision for income taxes		155,938
Net income	$	734,121

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES, LTD

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2008	$ 400,000	$ 10,514,271	$ 10,914,271
Net income for the year ended December 31, 2008		734,121	734,121
Less distributions to stockholders		(128,992)	(128,992)
Balance at December 31, 2008	$ 400,000	$ 11,119,400	$ 11,519,400

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES, LTD

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 734,121
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	70,400
Write-off of leasehold improvements	20,318
Deferred rent payable	(11,856)
Changes in assets and liabilities:	
Securities owned, at fair value	214,678
Receivable from clearing brokers, net	(1,347,126)
Investment in private placement	1,005,000
Interest receivable	(260,139)
Prepaid income taxes	(11,521)
Prepaid expenses and other current assets	(360,192)
Security deposits	28,722
Securities sold, not yet purchased, at market value	(18,600)
Income taxes payable	(1,500)
Retirement plan contributions payable	48,983
Accrued expenses payable	(111,350)
Net cash used in operating activities	(62)
Cash flows from investing activities:	
Purchase of fixed assets	(30,144)
Net cash used in investing activities	(30,144)
Cash flows from financing activities:	
Principal payments under capital lease obligations	(5,692)
Net increase in loans receivable from affiliates	(398,761)
Net increase in due from affiliates	(206,349)
Net decrease in due from/to stockholders	(107,604)
Net cash used in financing activities	(718,406)
Decrease in cash and cash equivalents	(748,612)
Cash and cash equivalents at beginning of year	910,071
Cash and cash equivalents at end of year	$ 161,459

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker-dealer on a fully disclosed basis. The Company, a New York State S Corporation, is headquartered in New York City. The Company had established a branch office in Israel in November 2006 which was subsequently closed in December 2008.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Syndication revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an agent.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - For financial reporting purposes depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal, Florida, and New York State income tax law. Accordingly, no provision has been made for Federal and Florida income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Deferred income taxes result primarily from temporary timing differences arising on account of the excess depreciation which will be taxable in future periods through reduced depreciation deductions for tax purposes. Deferred taxes were immaterial at December 31, 2008.

In December 2008, the FASB issued FASB Staff Position (FSP) FIN48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises". The FSP defers the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with the FSP and will continue its current policy of applying FASB 5, "Accounting for Contingencies", in matters relating to uncertainty in income tax positions.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. In addition, the Company maintains securities accounts with its clearing broker; these accounts contain significant cash balances (See Note 4).

The Company maintains its cash balances and temporary cash investments with high credit quality banking institutions. At times the balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

Loans receivable from the various variable interest entities represent significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

For the year ended December 31, 2008, approximately 25% of commission revenues were derived from one customer.

4) RECEIVABLE FROM CLEARING BROKER:

The Company has an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2008, is a deposit of $100,000 required by NFS for operating the accounts. (See Note 8 (b))

5) SECURITIES OWNED:

Marketable securities are recorded at their fair value based on quoted market prices at December 31, 2008 which is deemed a Level 1 input under SFAS No. 157 "Fair Value Measurements". Level 1 inputs are defined as "quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access".

Marketable securities owned consist of trading and investment securities, as follows:

Municipal bonds	$ 10,030
Corporate stocks	228,925
	$ 238,955

6) RELATED PARTY TRANSACTIONS:

Loans Receivable from Unconsolidated Variable Interest Entities – From 1995 through 2008 the Company advanced funds to the following variable interest entities (VIEs) that are affiliated through common ownership:

	Date of Inception	Type of Business	Loans Receivable at December 31,2008
Middlegate HCV5 Ventures, LLC	6/11/98	Investment Holdings	$ 156,502
Middlegate HCV6, LLC	6/26/00	Investment Holdings	671,268
Middlegate Mortgage, LLC	12/18/02	Mortgage Broker	381,340
Middlegate Ventures, LLC	6/23/00	Investment Holdings	7,074,598
Other entities	Various	Various	75,612
			$ 8,359,320

The loans bear interest based on the Mid Term Applicable Federal Rate, have no definitive due date and are personally guaranteed by the respective members of the affiliated limited liability company, pro-rata to their membership interest in the entity. For the year ended December 31, 2008, the effective interest rates were 3.19%. Interest income for the year ended December 31, 2008 with respect to these loans totaled $268,521.

These VIEs are included in the scope of Revised Interpretation No.46 (FIN46(R)), Consolidation of Variable Interest Entities; however, the Company has determined that it is not the primary beneficiary of any of the entities and therefore they do not require consolidation in the Company's financial statements. The VIEs have no debt with other third parties with the exception of a single VIE that is obligated to third parties, including a bank, in the amount of $13,878,428 at December 31, 2008, which is fully secured by the VIE's assets. The Company has not issued any guarantees relating to the VIEs; however, certain stockholders of the Company have issued guarantees for a VIE related to a bank loan in the amount of $7,003,954 at December 31, 2008. The Company's maximum exposure to loss would be limited to the loans it made to the VIEs (See Note 8(a)(ii)). The VIEs have total assets at December 31, 2008 of approximately $21,759,000 (unaudited).

Due from Other Related Parties - The balance due from other related parties at December 31, 2008 totaling $458,024 represents amounts due from members of certain affiliates, which are non-interest bearing and due on demand. Subsequently in January 2009, the stockholders of the Company personally assumed the entire balance which was treated as a distribution to them by the Company.

Due from Affiliates - The balance due from affiliates at December 31, 2008 totaling $390,235, consists primarily of rent due in connection with office space subleased to certain affiliates (See Note 8 (a) (ii)).

Due from Stockholders - The balance at December 31, 2008 in the amount of $10,052 represents non-interest bearing advances to stockholders and are due on demand.

Due to Stockholders - The balance due at December 31, 2008 in the amount of $465,472 represents non-interest bearing advances from stockholders and are due on demand.

Leases - See Note 8(a)(i) and (ii).

7) RETIREMENT PLANS:

The Company maintains a deferred compensation plan for its eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. Retirement plan expense, net of forfeitures, for the year ended December 31, 2008 totaled $289,863.

8) COMMITMENTS:

a) Leases -

i) The Company leases its New York City office under a lease that expires on May 31, 2016. In accordance with the lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of an equal amount. The lease provides for rent abatement for the initial year of the new lease term and requires monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with SFAS No. 13 - "Accounting for Leases", the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months. In addition, the Company subleases a portion of the premises to a VIE on an informal month to month basis. The sublease income was $48,000 for the year ended December 31, 2008.

ii) The Company leases additional office space pursuant to an operating lease agreement expiring April 2010. The lease requires monthly rental payments of $20,746 per month and is subject to certain escalations in real estate taxes and certain operating expenses over the base year. The entire space is subleased on an informal month to month basis to several affiliated entities including VIEs. The rent charged to the affiliates equals the Company's rent obligation to the landlord resulting in the rent expense being fully offset by the sublease rental income. In connection with the sublease arrangement with several of the affiliates, the Company is holding security deposits totaling $16,597 at December 31, 2008.

iii) Effective August 2008, the Company entered into a new lease for its storage space in Brooklyn, New York at an annual base rent of $12,150. The lease agreement expires September 30, 2009 and requires a security deposit of $1,013.

The following is a schedule of future minimum lease payments as of December 31, 2008:

Year Ending December 31,	Amount
2009	$ 501,425
2010	284,852
2011	257,920
2012	268,320
2013	268,320
Thereafter	648,440
	$ 2,229,277

Rent expense for the year ended December 31, 2008 totaled $276,602 and is reflected net of sublease rental income of $364,180.

b) Clearing Agreement - The Company has a clearing agreement with NFS that expires on October 31, 2011. In the event the Company terminates the agreement with NFS prior to the expiration date, the Company is required to pay $40,000 per month for the remaining term of the agreement.

9) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2008, the Company's net capital of $1,541,214 exceeded minimum requirements by $1,291,214.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

10) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for interest and income taxes for the year ended December 31, 2008 are $1,293 and $165,823, respectively.

(c) Noncash investing and financing activities:

In December 2008, certain stockholders of the Company, who are also members of an affiliate, personally assumed $122,826 of loans receivable from the affiliate which was treated as a distribution to them by the Company. In addition, the other member of the affiliate personally assumed $6,166 of the loan payable to the Company which was also treated as a distribution to him.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MIDDLEGATE SECURITIES, LTD

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

Net capital:		
Total stockholders' equity from statement of financial condition		$ 11,519,400
Total capital and allowable credits		11,519,400
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable from affiliates, including accrued interest of $269,858	$ 8,359,320	
Due from other related parties	458,024	
Due from affiliates	390,235	
Due from stockholder	10,052	
Prepaid income taxes	91,325	
Prepaid expenses and other current assets	455,819	
Furniture, equipment, computer software and leasehold improvements, net	89,259	
Restricted collateral deposit	60,000	
Security deposits	21,759	9,935,793
Net capital before haircuts		1,583,607
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Municipal bonds	303	
Corporate stock	34,339	
Undue concentrations	7,751	42,393
Net capital		1,541,214
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 1,291,214

There are no material differences between the audited Computation of Net Capital included above and the corresponding net capital computation included in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2008.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Making periodic computations of aggregate debits

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 24, 2009